UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D (Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 2)

TNS, INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

872960109

(CUSIP Number)

John J. McDonnell, Jr.

c/o Wilson Sonsini Goodrich & Rosati,

Professional Corporation

11921 Freedom Drive, Suite 600

Reston, VA 20190

Copy to:

Trevor J. Chaplick

Wilson Sonsini Goodrich & Rosati,

Professional Corporation

11921 Freedom Drive, Suite 600

Reston, VA 20190

Telephone: (703) 734-3100

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 12, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 872960109

1.	NAMES OF REPORTING PERSONS John J. McDonnell, Jr. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) N/A

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	☐
	(b)	☒

3.	SEC USE ONLY

4.	SOURCE OF FUNDS PF, OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 957,752(1)(2)(3)(4)

	8.	SHARED VOTING POWER 0

	9.	SOLE DISPOSITIVE POWER 957,752(1)(2)(3)(4)

	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 936,752(1)

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☑

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4%

14.	TYPE OF REPORTING PERSON IN

(1)             Excludes the shares of Common Stock held by other Reporting Persons as to which John J. McDonnell, Jr. disclaims beneficial ownership.  This report shall not be construed as an admission that John J. McDonnell, Jr. is the beneficial owner of such securities.

(2)             Includes 27,000 shares that are subject to vesting; such shares vest annually in equal installments ending on March 16, 2009.  Upon termination of John J. McDonnell’s employment with the Issuer, currently anticipated to occur on December 27, 2006, any shares that have not vested are subject to forfeiture.

(3)             Includes 879,652 shares owned by McDonnell & Associates, L.P., an entity controlled by John J. McDonnell, Jr.

(4)             Includes 10,000 shares that are owned by John McDonnell, Jr.’s spouse.

The Schedule 13D filed on March 23, 2006, as amended by Amendment No. 1 filed on May 12, 2006, by John J. McDonnell, Jr. (“Mr. McDonnell, Jr.” or the “Reporting Person”) relating to the shares of common stock (the “Common Stock”), of TNS, Inc., a Delaware corporation (the “Issuer” or “TNS”), is hereby amended by this Amendment No. 2 to the Schedule 13D (this “Amendment”) to report the dissolution of the possible “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) originally consisting of Mr. McDonnell, Jr., Brian Bates (“Mr. Bates”), John J. McDonnell III (“Mr. McDonnell III”), Henry Graham (“Mr. Graham”) and Parthenon Capital, LLC (“Parthenon”).  Except as set forth below, all previous Items are unchanged.  Capitalized terms used herein which are not defined herein have the meanings given to them in the Schedule 13D previously filed with the Commission.

Item 2.                          Identity and Background

The disclosure in Item 2 is hereby amended and restated in its entirety as follows:

This Statement is being filed by John J. McDonnell, Jr. (“Mr. McDonnell, Jr.” ).  Mr. McDonnell, Jr. is filing this Statement to report that he no longer may be deemed to be a Member of a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), with respect to the securities of the issuer.  Except as expressly set forth in Item 5 below, Mr. McDonnell, Jr. expressly disclaims beneficial ownership with respect to any shares other than shares owned of record or held in street name by Mr. McDonnell, Jr.  As a result of the dissolution of the possible group and Mr. McDonnell, Jr’s beneficial ownership of less than 5% of the outstanding Common Stock, Mr. McDonnell, Jr. is no longer subject to the disclosure requirements of Section 13(d)(1) of the Exchange Act.

The name, citizenship, business address and present principal occupation or employment of Mr. McDonnell, Jr. is set forth on Appendix A hereto, which Appendix A is incorporated by reference herein.

During the last five years the Mr. McDonnell, Jr. has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The filing of this Schedule 13D shall not be construed as an admission by Mr. McDonnell, Jr. that he is a member of a group under Rule 13d-5(b)(1) promulgated under the Exchange Act.

Item 3.                          Source and amount of Funds or Other Consideration

The disclosure in Item 3 is hereby amended and restated in its entirety as follows:

The shares of Common Stock deemed to be beneficially owned by Mr. McDonnell, Jr. were acquired in the initial public offering of TNS, through open-market purchases using personal funds, by means of gift, inheritance or other gratuitous transfer, or through his service as an officer and director of TNS.

Item 4.                          Purpose of Transaction

The disclosure in Item 4 is hereby amended and restated in its entirety as follows:

The possible group comprised of Mr. McDonnell, Jr., Mr. Bates, Mr. McDonnell III, Mr. Graham (collectively, the “Managers”) and Parthenon which was previously reported on the Schedule 13D filed on March 23, 2006, as amended, is no longer acting together as a group as contemplated by Rule 13d-5(b)(1).

As set forth in a letter dated March 13, 2006 (the “Proposal Letter”), the Managers submitted to TNS’s Board of Directors (the “Board of Directors”) a non-binding proposal to acquire all of the outstanding Common Stock (the “Proposal”) at a valuation equal to $22.00 per share (the “Offer Price”).  The Board of Directors formed a special committee of independent directors (the “Special Committee”) to consider the terms and conditions of the Proposal and to recommend to the Board of Directors whether to approve the Proposal.  On March 15, 2006, the Special Committee instructed the Managers to cease all substantive discussions with the Managers’ financial sponsors and advisors and terminated the due diligence process for financing the Proposal.  On May 1, 2006, the Special Committee rejected the Proposal as not in the best interests of TNS and its stockholders based upon the determination that the $22.00 offer price undervalued TNS.

On October 12, 2006, Mr. McDonnell, Jr. resigned from the Board of Directors of TNS.  A copy of the resignation letter submitted by Mr. McDonnell is filed herewith as Exhibit 99.1.

Mr. McDonnell Jr. does not have any understanding with respect to acquiring, holding, voting or disposing of equity securities of TNS with the other members of the group or with any other person including the members of his family, and except as set forth in Item 5 below, Mr. McDonnell Jr. disclaims any beneficial ownership of any of the shares held by the other members of the possible group or the individual members of his family.

Item 5.                          Interest in Securities of the Issuer

The disclosure in items (a)-(b) of Item 5 is hereby amended and restated in its entirety as follows:

(a)-(b)

Mr. McDonnell, Jr. is deemed to beneficially own 957,752 shares of Common Stock.  Mr. McDonnell, Jr.’s Common Stock includes 879,652 shares of Common Stock owned by McDonnell & Associates, L.P., an entity controlled by Mr. McDonnell, Jr., 10,000 shares of Common Stock owned by Mr. McDonnell, Jr.’s spouse and  27,000 shares of Common Stock that are subject to vesting according to an agreement between Mr. McDonnell Jr. and TNS.  Upon termination of Mr. McDonnell Jr.’s employment with TNS, currently anticipated to occur on December 27, 2006, any such shares of Common Stock that have not vested are subject to forfeiture.  The shares deemed to be beneficially owned by Mr. McDonnell, Jr. represent approximately 4.0% of the total outstanding votes of the Common Stock as a single class.

The percentage of the Common Stock set forth for Mr. McDonnell, Jr. in this Item 5 was calculated based upon (i) 24,100,487 shares of Common Stock outstanding as of July 1, 2006, as stated in the consolidated balance sheets of TNS included the Quarterly Report on Form 10-Q of TNS for the quarter ended June 30, 2006; and (ii) the number of shares of Common Stock issuable upon the exercise of options to purchase Common Stock held by Mr. McDonnell, Jr. that are exercisable within 60 days, if any. The percentage of the total outstanding votes of the Common Stock as a single class set forth for Mr. McDonnell, Jr. in this Item 5 was calculated based on the outstanding shares of Common Stock set forth in clause (i) above.

Except as otherwise provided in this Item 5, Mr. McDonnell, Jr. has the sole power to vote or to direct the vote, and the sole power to dispose or to direct the disposition of, the shares of Common Stock deemed to be beneficially owned by him.

Item 7.                          Material to be Filed as Exhibits

Item 7 is hereby amended and supplemented by adding the following after the fifth paragraph thereof:

Exhibit 99.1: Letter of Resignation of John J. McDonnell, Jr. dated October 12, 2006.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 18, 2006

By:	/s/ John J. McDonnell,

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

APPENDIX A

John McDonnell, Jr.

The following sets forth the name, business address, present principal occupation and citizenship of John J. McDonnell, Jr..

Name/Citizenship	Principal Business/ Principal Office Address	Principal Occupation/ Principal Business	Employed
John J. McDonnell, Jr./ Citizen of the United States of America	c/o Wilson, Sonsini, Goodrich & Rosati, P.C. 11921 Freedom Drive Suite 600 Reston, VA 20191-1406	On Terminal Leave from TNS, Inc.	TNS, Inc. 11480 Commerce Park Dr. Suite 600 Reston, VA 20191-1406